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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

  For Period Ended:         December 31, 1999
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  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR

  For the Transition Period Ended: ______________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________
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PART I--REGISTRANT INFORMATION

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  Full Name of Registrant:   JENKON INTERNATIONAL, INC.

  Former Name if Applicable:

    7600 N.E. 41st Street, Suite 350
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  Address of Principal Executive Office (STREET AND NUMBER)

    Vancouver, Washington  98662
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  City, State and Zip Code

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PART II--RULES 12B-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (CHECK BOX IF APPROPRIATE)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III-- NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

                  In December 1999, the Registrant completed the acquisition of MultiMedia K.I.D. -- Intelligence in Education, Ltd., an Israeli corporation ("MMKid"). As a result of this transaction, the Registrant is required to provide financial statements reflecting the consolidated results of operations of the Registrant and MMKid. The financial information regarding MMKid that is necessary in order to finalize the Registrant's consolidated unaudited financial statements, was not made available soon enough for the Registrant to meet the February 14, 2000 filing deadline. The Registrant will file its Quarterly Report on Form 10-QSB as soon as possible, and in any event no later than February 22, 2000.

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PART IV -- OTHER INFORMATION

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  (1) Name and telephone number of person to contact in regard to this notification

       Robert M. Steinberg    (310)           785-5322
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           (Name)          (Area Code)   (Telephone Number)

  (2) Have all other periodic reports required under section 13 or 15(d) of

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the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

  [X] Yes   [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [X] Yes   [ ] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In December 1999, the Registrant completed the acquisition of MultiMedia K.I.D. -- Intelligence in Education, Ltd., an Israeli corporation ("MMKid"). As a result of this transaction, the Registrant is required to provide financial statements reflecting the consolidated results of operations of the Registrant and MMKid. As the consolidated financial statements of the Registrant for the quarter ended December 31, 2000 will reflect the results of operations for MMKid, there will be a significant change in the nature of the business and operations for the period in question. The available financial information regarding MMKid is not sufficient to provide a reasonably accurate estimate of the results for the quarter in question.

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                             Jenkon International, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 15, 2000              by  /s/ David Edwards
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                                          David Edwards, Chief Executive Officer